UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                       March
22, 2019
  Jeffrey E. Eberwein
  Chief Executive Officer
  Hudson Global, Inc.
  53 Forest Avenue
  Old Greenwich, CT 06870

          Re:     Hudson Global, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on March 15, 2019 by Hudson Global, Inc.
                  File No. 001-38704

  Dear Mr. Eberwein,
          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.
          Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A

  1. The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as
     "preliminary" similarly should appear on the first page of the proxy statement, as defined in
     Rule 14a-1(g), as distinguished from the Notice or correspondence to shareholders. In light of the permissibility under Rule 14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement, please revise to place the required legend on the first page of the proxy statement. In addition, please add the legend, as required, to the form of proxy.

  2. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the approximate date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears in the Notice, which document is outside the scope of the cited definition of proxy statement.

  Voting; Quorum, page 2

  3. Please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that "broker non-
     votes" will still exist even if the solicitation is contested. See Item 21(b) of Schedule 14A.
 Jeffrey E. Eberwein
Hudson Global, Inc.
March 22, 2019
Page 2

Proposal 1   Election of Directors, page 5

4. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Potential Payments Upon Termination or Change in Control, page 20

5. Notwithstanding the definition of the term "change in control" appearing on page 23, please revise this section to state the circumstances under which, if any, that a successful solicitation in opposition by Cannell (as defined in your proxy statement) would constitute a change in control and result in compensation being paid to any of the registrant's existing directors.

No Going Private Transaction, page 34

6. While we recognize the proposal to have a reverse stock split authorized is not being introduced for the purpose of taking the registrant private, please advise us, with a view towards revised disclosure, whether the proposal, if approved, is reasonably likely to produce one of the going private effects specified in Rule 13e-3 given the reduction in stockholders.

Form of Proxy

7. Please confirm, if true, that Hudson complied with its disclosure obligation under Rule 14a-
   4(e) by representing that a properly executed proxy "will be voted in the manner directed."

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions
cc:    Adam W. Finerman, Esq.
       Claudia Dubon, Esq.